TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL RESOURCES CORP. HIRES CERTIFIED

GEOLOGIST TO EVALUATE THE GIL J/V GOLD

PROSPECT

For Immediate Release: March 2, 2010, Vancouver, BC – Teryl Resources Corp. (TSX Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  Teryl  has  retained  Mark

Robinson,  a  certified  and  qualified  consulting  geologist,  to  complete  a  feasibility  study  and  a  fair value analysis on the Gil J/V in the Fairbanks Mining Division.

Teryl  Resources  Corp.  board  of  directors  concluded  that  it  is  very  important  for  Teryl  to  retain  a highly  qualified  geologist  such  as  Mark  Robinson  to  complete  an  economic  study  on  the  Gil  Joint

Venture property. This will be key in gauging any future offers, which can then be evaluated.

Phase I - Proposed Scope of Work, as follows:

1.    Examine the tailings from placer mines on Slippery  Creek  and Lohr  Creek  to  determine  if intrusive  rocks  are  present  in  the  drainages.  If  present,  they  will  be  described  and sampled, giving an indication of the possible intrusive-hosted mineralization in the area.

2.    Examine  the  USSR&M  ditch  line  between  Slippery  Creek  and  Too  Much  Gold  Creek  to determine if intrusive rocks are present in the area of the magnetic low.

3.    Examine  the  outcrop/subcrop  of  the  “White  Schist”  north  of  Sourdough  and  Gil  North.

Mineralized rock to be described and sampled.

Phase II - Gil J/V Fair Market Value, as follows:

Phase II will consist of a fair market evaluation, utilizing 3D modeling of the proposed ore body,

and a calculation of grade and tonnage contained within that model.  The fair market evaluation will be completed by Mark Robinson, a highly qualified consulting geologist, who has first hand information on the Fairbanks Mining District since 1989.

Mark Robinson states, "Once the model is constructed, and grade and tonnage is determined, a mine model is developed and a cost estimate of the development is calculated.  Next, a rate of return can be calculated, and the economic viability of the project can be estimated."

John   Robertson,   President   of   Teryl   Resources   Corp.,   states,   “The   occurrence   of   historical

production  from gold placers on  the Gil joint venture  suggests  that there  may  be  multiple  sources of bedrock gold in the area."

Qualified Person

The  mineral  data  described  above  was  prepared  by  Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska

Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is  independent  of  the  Company  as  defined

in  NI43-101.    Robinson  is  a  Certified  Professional  Geologist  (CPG)  6414  with  the  American

Institute   of   Professional   Geologists   (AIPG).     Other   professional   societies   and   certifications

include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American  Geological  Institute

(AGI);  and  Alaska  Miner's  Association  (AMA).   Robinson  is  a  Qualified  Person  as  defined  in  NI

43-101   and   also   qualifies   under   the   rules   stated   by   the   U.S.   Securities   and   Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSX: K; NYSE: KGC) (80% Kinross/20% Teryl).  To date,  USD  $9  million  has been  expended  on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  US$1.6  million  budget  has been  completed  for  2009  to  draft  test  several  gold  anomalies  on  the  Gil  Claims.  A  US$1,524,600

2010  budget  has  been  approved  by  our  joint  venture  partner  Fairbanks  Gold  Mining  Inc.  (FGMI),

a  subsidiary  of  Kinross  Gold  Corporation  (see  news  release  dated  February  2,  2010).  The

Company’s  other  Alaska  holdings  also  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux

Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit  interest from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.  Teryl  also  has  one  joint  venture silver prospect  located  in  Northern  BC, Canada.  Teryl  Resources Corp.  has  revenue  from  oil and gas  projects  in  Texas  and  Kentucky.  For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.